FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, June 18, 2012

FAIRFAX ANNOUNCES AGREEMENT WITH BRIT GROUP TO ACQUIRE BRIT INSURANCE LIMITED
(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (“Fairfax”) (TSX:FFH and FFH.U) announces that its RiverStone runoff subsidiary has entered into an agreement with Brit Group to purchase all the outstanding shares of Brit Insurance Limited (BIL) of London, England, which wrote UK domestic, as well as some international, insurance and reinsurance before being placed into runoff earlier this year.  The transaction, which is subject to customary conditions including regulatory approval, is expected to close in the fourth quarter of 2012.

At March 31, 2012, BIL’s gross and net reserves were approximately $1.9 billion and $1.3 billion, respectively, its cash and invested assets were approximately $1.9 billion, and its book value was approximately $530 million.

RiverStone will purchase BIL at a discount to its book value, adjusted for certain pre-closing dividends. The purchase price for BIL is expected to be approximately $300 million, subject to certain adjustments at closing.  The acquisition is expected to be financed using internal resources at RiverStone.

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, said, “We think that this is an excellent acquisition by Nick Bentley and his experienced team at RiverStone.  We continue to look for opportunities to grow profitably in the runoff area.”

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                         John Varnell, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946